February 28, 2011

Prospectus

Legg Mason ClearBridge

Large Cap

Value

Fund

Class Ticker Symbol

A	: SINAX
B	: SBINX
C	: SINOX
FI
R
R1: LIVVX
I	: SAIFX
IS : LMLSX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

2	Legg Mason ClearBridge Large Cap Value Fund

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 20 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 69 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75	None	None	None	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	5.00	1.00	None	None	None	None	None
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class B	Class C	Class FI	Class R	Class R1	Class I	Class IS
Management fees	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54
Distribution and service (12b-1) fees	0.25	1.00	1.00	0.25	0.50	1.00	None	None
Other expenses	0.18[1]	0.43[1]	0.24[1]	0.30[2]	0.30[2]	0.30[2]	0.11	0.10[2]
Total annual fund operating expenses	0.97	1.97	1.78	1.09	1.34	1.84	0.65	0.64

[1]	“Other expenses” have been restated to reflect current fees.
[2]

”Other expenses” for Class FI, Class R, Class R1 and Class IS shares are estimated for the current fiscal year because no Class FI, Class R, Class R1 or Class IS shares were outstanding during the fund’s last fiscal year.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Legg Mason ClearBridge Large Cap Value Fund	3

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	668	866	1,080	1,696
Class B (with redemption at end of period)	700	920	1,166	2,044
Class B (without redemption at end of period)	200	620	1,066	2,044
Class C (with redemption at end of period)	281	563	969	2,105
Class C (without redemption at end of period)	181	563	969	2,105
Class FI (with or without redemption at end of period)	111	346	601	1,329
Class R (with or without redemption at end of period)	136	424	734	1,612
Class R1 (with or without redemption at end of period)	187	579	996	2,158
Class I (with or without redemption at end of period)	66	207	361	808
Class IS (with or without redemption at end of period)	65	204	356	797

February 8, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie Lithotomos

Re:	Legg Mason Partners Equity Trust (the “Registrant”), on behalf of its series, Legg Mason ClearBridge Large Cap Value Fund (the “Fund”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

In telephone conversations providing comments by the Staff with respect to post-effective amendments filed by certain Legg Mason funds, you asked that those funds provide the Staff, supplementally as correspondence, a copy of the completed “Fee table” and “Example” and accompanying footnotes that are expected to be included in those funds’ prospectuses.

The Registrant filed Post-Effective Amendment No. 180 (the “Amendment”) to its Registration Statement on December 29, 2010 on behalf of the Fund pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) to include new disclosure in the Fund’s prospectus and Statement of Additional Information. Accordingly, on behalf of the Registrant, please find attached pages from the current draft of the Fund’s prospectus, which contain the requested information.

Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1124 or Dianne E. O’Donnell at 212-728-8558.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Enclosures

cc:	Barbara J. Allen, Legg Mason & Co., LLC
Dianne E. O’Donnell, Willkie Farr & Gallagher LLP